Exhibit 107

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$1,200,000,000	0.0000927	$111,240(1)

Fees Previously Paid			$111,240(1)

Total Transaction Valuation	$1,200,000,000

Total Fees Due for Filing			$111,240(1)

Total Fees Previously Paid			$111,240(1)

Total Fee Offsets			—

Net Fee Due			—

(1)

The filing fee of $111,240 was previously paid in connection with the filing of the Tender Offer Statement on Schedule TO on September 12, 2022 by ADT Inc. (File No. 005-90825). The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $92.70 for each $1,000,000 of the value of the transaction.